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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Momenta Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

60877T 10 0

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60877T 10 0	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CHP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER 476,836 shares
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER 476,836 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,836 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 60877T 10 0	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CHP II Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER 476,836 shares
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER 476,836 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,836 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 60877T 10 0	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John K. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 79,497 shares
6 SHARED VOTING POWER 476,836 shares
7 SOLE DISPOSITIVE POWER 79,497 shares
8 SHARED DISPOSITIVE POWER 476,836 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,333 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 60877T 10 0	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Brandon H. Hull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 4,329 shares
6 SHARED VOTING POWER 476,836 shares
7 SOLE DISPOSITIVE POWER 4,329 shares
8 SHARED DISPOSITIVE POWER 476,836 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,165 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 60877T 10 0	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John J. Park
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 2,000 shares
6 SHARED VOTING POWER 476,836 shares
7 SOLE DISPOSITIVE POWER 2,000 shares
8 SHARED DISPOSITIVE POWER 476,836 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 478,836 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 60877T 10 0	13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lisa M. Skeete Tatum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER 476,836 shares
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER 476,836 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,836 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON* IN

Schedule 13G

Item 1(a).	Name of Issuer: Momenta Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 675 West Kendall Street, Cambridge, MA 02142

Item 2(a).	Names of Persons Filing: (1) CHP II, L.P. (“CHP Partnership”); (2) CHP Management LLC, general partner of CHP Partnership (“CHP LLC”); (3) John K. Clarke, managing member of CHP LLC; (4) Brandon H. Hull, managing member of CHP LLC; (5) John J. Park, managing member of CHP LLC; (6) Lisa M. Skeete Tatum, managing member of CHP LLC. The persons and entities named in this Item 2(a) are referred to individually as a “Filing Person” and collectively as the “Filing Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of each of the reporting persons is c/o Cardinal Partners, 221 Nassau Street, Princeton, NJ 08542.

Item 2(c).	Citizenship: CHP Partnership is a limited partnership organized under the laws of the State of Delaware. CHP LLC is a limited liability company organized under the laws of the State of Delaware. Each of Mr. Clarke, Mr. Hull, Mr. Park and Ms. Tatum is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 60877T100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Item 4.	Not Applicable.

Item 5.	Ownership.

Not Applicable

Ownership of Five Percent or Less of a Class.

Each Filing Person has ceased to own beneficially more than 5% of the outstanding Common Stock of Momenta Pharmaceuticals, Inc.

All other items reported on Schedule 13G filed on February 14, 2005 on behalf of the Filing Persons with respect to the Common Stock of Momenta Pharmaceuticals, Inc. remain unchanged.

Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 13, 2006.

CHP II, L.P. By: CHP II Management LLC, Its Sole General Partner By: /s/ John J. Park John J. Park Managing Member	CHP II MANAGEMENT LLC By: /s/ John J. Park John J. Park Managing Member

/S/ JOHN J. CLARKE John K. Clarke	/S/ BRANDON H. HULL Brandon H. Hull

/S/ JOHN J. PARK John J. Park	/S/ LISA M. SKEETE TATUM Lisa M. Skeete Tatum

Page 9 of 10 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Momenta Pharmaceuticals, Inc.

EXECUTED as a sealed instrument this 13th day of February, 2006.

CHP II, L.P. By: CHP II Management LLC, Its Sole General Partner By: /s/ John J. Park John J. Park Managing Member	CHP II MANAGEMENT LLC By: /s/ John J. Park John J. Park Managing Member

/S/ JOHN J. CLARKE John K. Clarke	/S/ BRANDON H. HULL Brandon H. Hull

/S/ JOHN J. PARK John J. Park	/S/ LISA M. SKEETE TATUM Lisa M. Skeete Tatum

Page 10 of 10 Pages